Lihua International, Inc.
Houxiang Five-Star Industry District
Danyang City, Jiangsu Province
People’s Republic of China

October 14, 2011

Mr. John Cash Branch Chief Division of Corporation Finance, U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Lihua International, Inc.
Form 10-K filed March 14, 2011 for the year ended December 31, 2011
Form 8-K filed August 9, 2011
File No. 1-34445

Dear Mr. Cash:

Lihua International, Inc., a Delaware corporation (the “Company”), is in receipt of the letter dated  October 6, 2011 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the 2010 fiscal year and Current Report on Form 8-K filed August 9, 2011 (File No. 1-34445) (the “10-K” and the “8-K”, respectively).

We hereby provide responses to the comments. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

As requested in the Staff’s Letter, we hereby confirm that we will comply with the comments by including disclosure consistent with our responses below in our future filings with the Securities and Exchange Commission (the “SEC”).

Form 10-K for the year ended December 31, 2010

Note 3. Fair Value Measurements and Financial Instruments, page F-16

1.           Based on your response to prior comment 13, we note that the Company's (Lihua International) warrants are classified as derivatives in accordance with the guidance provided in FASB ASC 815-40-15-71, because they are denominated in U.S. dollars, which is different from the Company's functional currency, the Renminbi. However, based on your response to prior comment 11, we note that you have indicated that the Company's (Lihua International) functional currency is the US dollar. Please help us resolve this inconsistency.

Company response: We will amend our future filings to address the Staff’s comment as follows:

Mr. John Cash October 14, 2011 Page 2

The Company’s local currency, Renminbi (“RMB”), is its functional currency.  The Company’s subsidiaries maintain their books and records in their functional currency, RMB.  The consolidated financial statements of the Company are translated from RMB into United States dollars (“U.S. Dollar” or “US$” or “$”). Accordingly, assets and liabilities are translated from RMB into U.S. Dollar using the applicable exchange rates prevailing at the balance sheet dates.  Items on the statement of operations are translated at the average exchange rates during the reporting periods. Equity accounts are translated at historical rates.

Form 8-K filed August 9, 2011

2.           We note you present a non-GAAP measure you identify as EBITDA; however, we also note you adjust this measure for items in addition to what the acronym suggests. If you continue to present this measure and continue to adjust it for other items, please change the title of the measure you present in future filings to highlight that it is adjusted for items in addition to what the acronym suggests.

Company response:  We will adjust the title of future non-GAAP EBITDA measure as “Adjusted EBITDA”, should we have items included in the measure in addition to what the acronym suggests.  For example, our future disclosure would read:  “Lihua defines Adjusted EBITDA as net income before depreciation and amortization, interest income/expense, income taxes, gain on extinguishment of warrant liabilities, change in fair value of warrants and non-cash share-based compensation expenses.”

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning our responses above, or desire any further information or clarification in respect of the 10-K or 8-K, please do not hesitate to contact Mitchell S. Nussbaum, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159 or Tahra Wright, Esq., of Loeb & Loeb LLP at (212) 407-4122.

Sincerely,

/s/ Jianhua Zhu
Jianhua Zhu
Chairman and Chief Executive Officer